October 12, 2011

Via EDGAR

Mr. Howie Hallock
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc.
Post-Effective Amendment No. 102 to the Registration Statement on Form N-1A
File Nos. 033-59474, 811-07572

Dear Mr. Hallock,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on September 2, 9, and 12, 2011, with respect to post-effective amendment number 102 to the
Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the
Commission on July 11, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).
On September 21, 2011, the Registrant filed a delaying amendment that extended the effective date to
October 14, 2011. Changes in response to Staff comments as described below will be made by the
Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b)
under the 1933 Act (amendment number 104).

Comment 1. In the prospectus, please consider redefining the use of “the Fund” to distinguish where its use refers to the Registrant in some cases and the Series in others.

Response: The Registrant will make revisions.

Comment 2. Please consider revising the sentence in the “Fees and Expenses of the Fund” section that states: “You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Principal Funds, Inc.” Clarify whether the investment is in this series or the
Registrant.

Response: The reference to Principal Funds, Inc. is to the Registrant, Principal Funds, Inc., not
the series. The Registrant respectfully declines to revise the disclosure because the Registrant’s disclosure so closely follows the suggested language as stated in Form N-1A Item 3 (“You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $[_________] in [name of fund family] funds.”).

Comment 3. Please include the disclosure related to the expense limitation in a footnote to the “Annual
Fund Operating Expenses” table (rather than text below the table) and revise the language to clarify that
Principal Management Corporation is the investment advisor and that the expense limitation is expected to continue through the period specified in the contract. Further, consider using something other than
“Principal Funds, Inc.” as a way to identify one of the parties.

Response: The language will be included in a footnote to the table and revised to state substantially as follows: “Principal Management Corporation (“Principal”), the investment advisor, has contractually agreed to limit the Fund’s expenses attributable to Class A shares and, if necessary, pay expenses normally payable by the Fund, excluding interest expense and short sale dividends and interest, through the period ending December 31, 2012. The expense limit will maintain a total level of operating expenses, not including interest expense and short sale dividends and interest, (expressed as a percent of average net assets on an annualized basis)

1

not to exceed 2.00% for Class A. It is expected that the expense limit will continue through the period disclosed; however, Principal Funds, Inc. and Principal, the parties to the agreement, may agree to terminate the expense limit prior to the end of the period.” The Registrant respectfully declines to change the reference to “Principal Funds, Inc.” in this disclosure because it is an accurate description of one of the parties to the contract. The Registrant believes the disclosure is responsive to the Form which states to “briefly describe who can terminate the arrangement and under what circumstances.” N-1A Item 3, Instruction 3(e).

Comment 4. Please add disclosure to further describe Principal Management Corporation’s asset allocation process for this Fund.

Response: The Registrant notes that the Amendment contained language on this subject in both the “Principal Investment Strategies” section, as well as the “Management of the Fund – The Sub-
Advisors” section. Nevertheless, the Registrant will include some additional language in the
“Principal Investment Strategies” section that states substantially as follows: “By allocating the
Fund’s assets among a variety of investment strategies, which will vary from time-to-time, the
Fund seeks to lessen risk and reduce volatility.”

Comment 5. In light of N-1A Item 5(a) Instruction 2, please consider reducing the number of sub-
advisors disclosed.

Response: The Registrant respectfully declines to make this change. The Form states in relevant part that “[a] Fund having three or more sub-advisors, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-advisor.” N-1A Item 5(a) Instruction 2.
The Form does not prescribe a limit, rather it describes circumstances in which it is permissible to disclose less than all of the sub-advisors.

Comment 6. Please consider disclosing the Principal Management Corporation asset allocators as
Portfolio Mangers.

Response: The requested revision will be made.

Comment 7. Please add disclosure to identify which strategies the sub-advisors use.

Response: The Registrant will make such disclosure in the “Management of the Funds” section to further its response to N-1A Item 10(a)(1)(i) (requiring disclosure about the investment advisor’s “advisory services that it provides to the Fund”).

Comment 8. The “Principal Investment Strategies” section states: “The Fund may concentrate its investments (invest more than 25% of its net assets) in securities in any industry.” The Staff would like the disclosure to include the industry or industries in which the Fund will concentrate.

Response: The Registrant will revise the prospectus and SAI disclosure to reflect the Fund’s intent not to concentrate its investments in a particular industry or group of industries.

Comment 9. Regarding the derivatives disclosure in the first paragraph of the “Principal Investment
Strategies” section, the staff would like clarification regarding the type of swaps that will be used. Further, please add language describing the extent to which the fund will use derivatives and their intended purpose for the fund.

Response: The Registrant will revise that disclosure to state substantially as follows (new language is underlined): “In pursuing its strategies, the Fund invests in a broad range of instruments including, but not limited to, equities, bonds, currencies, commodity indices, convertible securities and derivatives such as futures, options, swaps (including, for example, credit default, interest rate, and currency swaps) and forwards. The Fund intends to engage in many derivative transactions to gain exposure to a variety of securities or attempt to reduce risk.”

2

Comment 10. The name of this series includes the word “global.” Please add disclosure to your prospectus that 1) sets forth a policy that under normal market conditions, the fund will invest at least
40% of its assets outside the United States (and, when market conditions are not deemed favorable, at least 30%) and 2) states that the fund will invest in at least three countries outside the U.S. If you do not add the prospectus disclosure, please remove “Global” from the fund’s name.

Response: The Registrant respectfully declines to add the specific disclosure, and the
Registrant intends to keep the word “Global” in the Fund’s name. Rule 35d-1 under the
Investment Company Act of 1940 prohibits Funds from using materially deceptive and misleading names and lists types of materially deceptive and misleading names. Fund names that suggest investment in certain countries or geographic regions are not to be used unless the fund adopts certain policies; however, the Commission has made clear that “global” does not fall into this category. See Rule 35d-1(a)(3); Rule 35d-1 Adopting Release footnote 42 (“The terms
‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”); see also Frequently Asked Questions about Rule 35d-1 (Investment
Company Names) December 4, 2001, Question 10 (making clear that funds with the word
“global” in the name are not subject to Rule 35d-1). In keeping with the position the Commission expressed in the Rule 35d-1 Adopting Release, the Global Multi-Strategy Fund intends to invest in a variety of foreign securities and therefore intends to have investments that are tied economically to a number of countries throughout the world. The Registrant will add language to state substantially as follows: “The Fund intends to invest in securities that are tied economically to a number of countries throughout the world, including the U.S.; however, the Fund has no requirements as to the amount of its net assets that it invests in foreign securities.”

The number of countries in which the Global Multi-Strategy Fund will invest, as well as the amount of the fund’s assets that are invested outside the U.S., will vary from time to time. The
“Principal Investment Strategies” and “Principal Risks” sections discuss exposure to foreign investments in several places, including references to “a global range of investment opportunities”, currencies, emerging markets, a global macro strategy, emerging market risk and foreign securities risk. In the Statement of Additional Information, the list of non-fundamental investment restrictions states that the Global Multi-Strategy Fund may invest up to 100% of its assets in foreign securities. Depending on market conditions, the Global Multi-Strategy Fund intends to invest anywhere it can to get the best returns. To implement its strategy, the Global
Multi-Strategy Fund will look throughout the world for its investments. Consistent with the definition of “global”, using the word “global” in the name of the Fund makes clear that the Fund will seek investments in many places, but does not suggest that the Fund is tied to any one particular region. See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”).

The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The use of the word “global” for this fund aligns with the Commission’s published view of the word
“global” as well as this Fund’s intended investment approach. See Rule 35d-1 Proposing
Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted)).

3

Comment 11. The following sentence appears in the “Purchase of Fund Shares” section and the Staff would like to see similar information in the “Redemption of Fund Shares” section: “After you place a buy order in proper form, which must be received at the transaction processing center in Canton,
Massachusetts, shares are bought using the next share price calculated.”

Response: The Registrant believes no additional language is needed for the “Redemption of
Fund Shares” section because the following sentence appears at the beginning of the
“Redemption of Fund Shares” section: “After you place a sell order in proper form, which must be received at the transaction processing center in Canton, Massachusetts, shares are sold using the next share price calculated.” Additionally, consistent information appears in the “Pricing of
Fund Shares” section: “When an order to buy or sell shares is received, the share price used to fill the order is the next price we calculate after we receive the order at our transaction processing center in Canton, Massachusetts.”

Comment 12. One of the fundamental investment restrictions in the Statement of Additional Information states in part that certain funds may not “[i]ssue any senior security, except as permitted under the 1940
Act.” The Staff would like the Registrant to describe in the registration statement what the 1940 Act permits regarding the issuance of senior securities.

Response: The Registrant intends to follow the Investment Company Act, no action letters, and releases (for example, Release No. IC-10666) relating to the issuance of senior securities. The
Registrant has reviewed the senior security fundamental investment policy disclosure for other mutual funds and believes its disclosure is consistent with others in the industry. Accordingly, the
Registrant respectfully declines to revise the disclosure in its registration statement on this point.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant

4